Exhibit 99.1

ZENVIA INC.

VOTING RESULTS OF 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

São Paulo, November 21, 2024 – Zenvia Inc. (Nasdaq: ZENV) (“Company”) announces that the following resolutions set out in its Notice of Annual General Meeting dated October 18, 2024 were duly passed at its annual general meeting held on November 21, 2024:

•	The approval and ratification of the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2023.

About Zenvia

ZENVIA is driven by the purpose of empowering companies to create unique experiences for end-consumers through its unified CX SaaS end-to-end platform. ZENVIA empowers companies to transform their existing customer experience from non-scalable, physical and impersonal interactions into highly scalable, digital-first and hyper-contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX SaaS platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer views, journey designers, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA’s shares are traded on Nasdaq, under the ticker ZENV.

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – FG-IR Fabiane Goldstein – (954) 625-4793 –fabi@fg-ir.com